UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN Receives Statement of Objections from the European Commission Regarding Air Freight

Santiago, Chile, December 27, 2007 – As previously reported, in February 2006 the European Commission, in conjunction with the Department of Justice of the United Status, initiated a global investigation including a large number of international cargo airlines -- among them LAN Cargo S.A., the cargo subsidiary of LAN Airlines S.A. (“LAN” or “the Company”) (NYSE: LFL / IPSA: LAN) -- for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets.

On December 26, 2007, the Directorate-General for Competition of the European Commission has notified LAN Cargo S.A. and LAN of the initiation of proceedings against 25 cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the air freight business.

In the United States, the Department of Justice continues its investigation into this matter.

LAN is currently studying the terms of the notification in order to determine its course of action. The Company will formally respond to the allegations and provide the evidence it deems appropriate. Given the current stage of the proceedings, it is not possible at this stage to anticipate the outcome.

From the outset LAN has instructed its personnel and advisors to provide all necessary collaboration to the respective authorities. The Company has maintained and maintains a policy of strict compliance with existing legislation in the countries in which it operates and condemns any infraction to its rules regarding competition.

*****

About LAN

LAN Airlines is one of the leading airlines in Latin America. “LAN” makes reference to the consolidated entity that includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 15 destinations in Chile, 12 destinations in Peru, 10 destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific, as well as 52 additional international destinations through its various code-share agreements. Currently, the LAN Alliance operates 70 passenger aircraft and 10 dedicated freighters.

LAN Airlines is a member of oneworld (TM), the world’s leading global airline alliance. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas, as well as with Alaska Airlines, AeroMexico, Mexicana, TAM and Korean Air. For more information visit www.lan.com or www.oneworldalliance.com.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2007

Lan Airlines S.A.
/s/Alejandro de la Fuente Goic Alejandro de la Fuente Goic Chief Financial Officer